Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

January 4, 2022

Re:	Galaxy Digital Inc. Amendment No. 1 to Draft Registration Statement on Forms S-4 and S-1 Submitted on November 12, 2021 CIK No. 0001859392

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	David Gessert Sandra Hunter Berkheimer Mark Brunhofer Sharon Blume

Ladies and Gentlemen:

On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Amendment No. 1 to the Draft Registration Statement on Forms S-4 and S-1 (CIK No. 0001859392) (the “Registration Statement”) contained in the Staff’s letter dated December 20, 2021. Galaxy has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 3”) together with this response letter. Submission No. 3 also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Submission No. 3 (including exhibits filed therewith) and three marked copies of Submission No. 3 showing changes to Amendment No. 1 to the Draft Registration Statement confidentially submitted on November 12, 2021.

Set forth below are Galaxy’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 3 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 3.

General

1.	We note your response to prior comment 1 that you do not believe GDHL is subject to the U.S. federal proxy rules under Section 14(a) of the Securities Exchange Act of 1934 because GDHL’s ordinary shares are not currently registered under Section 12 of the Exchange Act. Please provide us with your legal analysis supporting your conclusion that GDHL will not be subject to the U.S. federal proxy rules at the time GDHL shareholders will vote given you state the Domestication and related corporate reorganization transactions and amendments will occur following the effectiveness of this registration statement.

U.S. Securities and Exchange Commission

Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applies to every solicitation of a proxy with respect to any security (other than an exempted security) registered pursuant to Section 12 of the Exchange Act. Similarly, Rule 14a-2 under the Exchange Act provides that Rules 14a-3 through 14a-15 apply, with certain exceptions, to every solicitation of a proxy with respect to securities registered pursuant to Section 12 of the Exchange Act, and Rule 14c-2 under the Exchange Act applies to every annual or other meeting of the holders of a class of securities registered pursuant to Section 12 of the Exchange Act.

GDHL does not have any securities registered pursuant to Section 12 of the Exchange Act, and the effectiveness of the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) will not result in any securities becoming registered under Section 12 of the Exchange Act. Upon successful conclusion of the shareholder vote, GDI will file a Form 8-A to register its Class A common stock under Section 12(b) of the Exchange Act and thereafter GDI will be subject to the U.S. federal proxy rules.

2.	We note your response to prior comment 2. In an appropriate section of your prospectus, please describe in greater detail the procedures you follow to avoid impermissibly engaging in or facilitating transactions in unregistered securities. In addition, please address the specific risks inherent in your business model, including those associated with your policies and procedures for determining that digital assets and other products you currently offer or may offer in the future are not securities. Please describe the limitations of any policies and procedures you have in this regard, and state that these are risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body. Please also describe the specific potential consequences if any of the digital assets or other products that you currently offer or may offer in the future are determined to be securities under U.S. law.

Galaxy has revised the disclosure on pages 64 and 296-297 in response to the Staff’s comment.

3.	We note your response to comment 3. It does not appear that you may register such shares for resale at this time because the GDH LP reorganization will not be effected until after the effective date of the registration statement. For similar reasons, we do not agree with the analogy to a PIPE transaction. Please revise accordingly.

Galaxy has revised the Registration Statement to remove the Resale Prospectus.

4.	We note your response to comment 24 and we reissue our comment as you do not appear to have addressed your equity investments in your response. We note your disclosure that you engage in trading, investing, mining and will engage in wallet or custodial services related to digital assets. Please provide us with your analysis as to your potential status as an investment company under the Investment Company Act of 1940 or as an investment adviser under the Investment Advisers Act of 1940. Please also expand your risk factor and regulatory disclosures accordingly to address the basis for your status determination.

Galaxy has revised the disclosure on pages 65 and 124-125 in response to the Staff’s comment.

January 4, 2022	2

U.S. Securities and Exchange Commission

Investment Company Act

As noted in our prior response, the Company intends to operate its business so as not to be an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company acknowledges that its equity investments may potentially be considered “investment securities” for purposes of the Investment Company Act, and accordingly the Company monitors the overall composition of its assets, including its equity investments, to ensure that it does not become an investment company. In particular, as discussed below, even if the Company’s equity investments were treated as investment securities, they do not cause the Company to be an investment company.1

Galaxy Digital Inc.

The Company is not an investment company under Section 3(a)(1) of the Investment Company Act.

Section 3(a)(1)(A)

The Company is primarily engaged through its majority-owned subsidiaries in various non-investment company businesses related to digital assets, such as digital asset trading and lending, digital asset management and custody solutions for digital assets. Although some of the Company’s equity investments would be considered securities for purposes of the Investment Company Act, the Company is not primarily engaged in making such investments and does not hold itself out as such. See, for example, the prospectus disclosure on pp. 23-24, which describes Principal Investments as one of the Company’s five business lines, does not emphasize it over the other business lines, and, in fact, describes it last among the multiple business lines. Further, as described below in more detail, these equity investments represent less than 40% of the value (within the meaning of Section 2(a)(41) of the Investment Company Act) of the Company’s total assets.

Section 3(a)(1)(B)

Neither the Company nor any of its subsidiaries (including those discussed below) is engaged or proposes to engage in the business of issuing face-amount certificates of installment type, or has been engaged in such business and has any such certificate outstanding.

Section 3(a)(1)(C)

More than 60% of the value of the Company’s assets (exclusive of U.S. government securities and cash items) are attributable to its interests in its indirect majority-owned subsidiary Galaxy Digital LP (“GD LP”),2 which is the holding company for the Company’s primary operating subsidiaries: Galaxy Digital LLC (“GD LLC”), Galaxy Blue Fire Holdings, LLC (“GBFH LLC”), Galaxy Digital Capital Management LP (“GDCM LP”) and BitGo (the “Operating Subsidiaries”). For the reasons described below, GD LP is not an investment company (or relying on Section 3(c)(1) or 3(c)(7) of the Investment Company Act), and the interests in GD LP are therefore not investment securities for purposes of Section 3(a)(1)(C).3

1 This response has been prepared giving effect to the completion of the Reorganization and the Reorganization Merger and the Company’s acquisition (the “Acquisition”) of BitGo Holdings, Inc. (“BitGo”), as illustrated in the chart on p. 39, as that reflects the structure through which the Company will conduct its business.

2 As a technical matter, on the unconsolidated basis used under Section 3(a)(1)(C), the Company holds its interests in GD LP through a chain of majority-owned subsidiaries. For ease of discussion, these subsidiaries have not been described here. Nonetheless, as the primary asset of each of these intermediate subsidiaries is its interest in the majority-owned subsidiary underneath it, they do not affect the Company’s Investment Company Act status. Instead, the Company’s interest in this chain of intermediate subsidiaries will not be an investment security for purposes of Section 3(a)(1)(C) as long as GD LP is not an investment company, and for the reasons discussed herein it is not.

3 Under Section 3(a)(2), investment securities are defined as “all securities except (A) Government securities . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”

January 4, 2022	3

U.S. Securities and Exchange Commission

Galaxy Digital LP

GD LP is not an investment company under Section 3(a)(1) of the Investment Company Act.

Section 3(a)(1)(A)

As with the Company, GD LP is primarily engaged in non-investment company businesses through its majority-owned subsidiaries and thus is not an investment company under Section 3(a)(1)(A) for the reasons discussed above.

Section 3(a)(1)(C)

An analysis of GD LP’s assets demonstrates that it is not an investment company under Section 3(a)(1)(C) even when treating the Company’s equity investments as investment securities. As noted above, GD LP is the holding company for the Company’s main operating subsidiaries and also holds the Company’s equity investments directly and through specific subsidiaries. Those equity investments, and interests in those subsidiaries, however, represent less than 40% of the value of GD LP’s total assets for purposes of Section 3(a)(1)(C).

More than 60% of the value of GD LP’s total assets (exclusive of U.S. government securities and cash items) consists of its interests in the Operating Subsidiaries, which are its majority-owned subsidiaries, and various other assets that are not investment securities.4 The Company’s interests in the Operating Subsidiaries are not investment securities because the Operating Subsidiaries are majority-owned subsidiaries of GD LP and are themselves not investment companies (or relying on Section 3(c)(1) or 3(c)(7)):

4 These other non-investment security assets primarily consist of both direct holdings of Bitcoin and Ethereum and inter-company receivables representing Bitcoin and Ethereum that GD LP has placed with certain of its majority-owned subsidiaries so that they can trade them on behalf of the Company, as well as various intangibles related to the Operating Subsidiaries. Bitcoin and Ethereum are themselves not investment securities, see n.6 below, and these inter-company receivables are also not investment securities, because they are not securities as defined in the Investment Company Act, but rather simply represent non-security assets that GD LP has placed with its majority-owned subsidiaries so that they may trade them on behalf of the Company, such as where the subsidiary is a member of the exchange on which the Company wishes to trade the asset.

For the avoidance of doubt, for purposes of applying the Investment Company Act tests discussed herein, the Company has deemed its equity investments and any digital assets other than Bitcoin or Ethereum to be investment securities for purposes of the Investment Company Act. The Company’s mining business is conducted through another majority-owned subsidiary of GD LP. The value of GD LP’s interests in that subsidiary is not large enough to be meaningful to GD LP’s status under Section 3(a)(1)(C), however, the Company believes in any event that such subsidiary is not an investment company as it primarily holds computer equipment, Bitcoin and other non-security assets.

January 4, 2022	4

U.S. Securities and Exchange Commission

●	GD LLC is not an investment company because, among other reasons, it is excluded from the definition of investment company by Section 3(c)(2) of the Investment Company Act as it is primarily engaged in acting as a market intermediary on both sides of the market for individually negotiated loans of digital assets.[5]

●	GBFH LLC is not an investment company under Section 3(a)(1)(A) or 3(a)(1)(C) because it is primarily engaged through its majority-owned subsidiaries in the business of providing two-sided liquidity for futures markets and digital assets by entering into spot and derivative digital asset transactions.[6] Further, more than 60% of the value of GBFH LLC’s assets (exclusive of U.S. government securities and cash items) consists of its interests in a majority-owned subsidiary at least 60% of the value of whose assets (exclusive of U.S. government securities and cash items) consists of direct holdings of Bitcoin and Ethereum, which are not investment securities, and which is therefore not an investment company itself.

5 Section 3(c)(2) provides an exclusion for issuers that are “primarily engaged” in the business of, among other things, acting as a market intermediary, “whose gross income normally is derived principally from such business and related activities.” The business of acting as a market intermediary for purposes of Section 3(c)(2) includes regularly entering into transactions on both sides of the market for a “financial contract,” and holding oneself out as being willing contempor aneously to enter into such transactions. A “financial contract” is defined in Section 3(c)(2)(B)(ii) of the Investment Company Act as any arrangement that:

I.	“Takes the form of an individually negotiated contract, agreement or option to buy, sell, lend, swap or repurchase, or other similar individually negotiated transaction commonly entered into by participants in the financial markets;

II.	“Is in respect of securities, commodities, currencies, interest or other rates, other measures of value, or any other financial or economic interest similar in purpose or function to any of the foregoing; and

III.	“Is entered into in response to a request from a counter party for a quotation, or is otherwise entered into and structured to accommodate the objectives of the counter party to such arrangement.”

In this case, GD LLC is primarily engaged in, and holds itself out as, transacting on both sides of the market for digital assets loans – i.e., GD LLC acts as both lender and borrower under individually negotiated loans of digital currency and loans of fiat currency secured by digital assets. These loans constitute “financial contracts” as defined in Section 3(c)(2) because they are individually negotiated contracts to lend or borrow currencies or commodities and are entered into at the request of counterparties or are otherwise entered into and structured to accommodate the objectives of GD LLC’s counterparties. Further, income generated by GD LLC’s digital asset loan business constituted more than 50% of GD LLC’s total unconsolidated gross income for the last four fiscal quarters combined, thus satisfying the requirement under Section 3(c)(2) that its “gross income normally [be] derived principally from such business and related activities.”

6 While some of the digital assets traded by GBFH LLC and its majority-owned subsidiaries could potentially be considered securities, most of the digital assets held by GBFH LLC and its majority-owned subsidiaries in terms of value are Bitcoin and Ethereum, which are not securities. See, e.g., William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (Jun. 14, 2018), available at: https://www.sec.gov/news/speech/speech-hinman-061418. As such, GBFH LLC is not primarily engaged in trading in securities for purposes of Section 3(a)(1)(A).

January 4, 2022	5

U.S. Securities and Exchange Commission

●	GDCM LP also is not an investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). GDCM LP is a registered investment adviser and is primarily engaged in the business of providing investment management services and managing capital on behalf of third parties in exchange for management fees and performance-based compensation. Further, as an asset manager for third-parties, GDCM LP does not itself hold investment securities.

●	BitGo, the Operating Subsidiary through which the Company provides custody and certain other digital asset solutions, also is not an investment company under Section 3(a)(1)(A) or 3(a)(1)(C). In terms of Section 3(a)(1)(A), BitGo is primarily engaged through its majority-owned subsidiaries in the business of providing digital asset services, including blockchain wallet solutions to store customer digital assets and digital asset lending. In terms of Section 3(a)(1)(C), BitGo is the holding company for its majority-owned subsidiaries that conduct its businesses. On an unconsolidated basis, over 60% of the value of BitGo’s assets (exclusive of U.S. government securities and cash items) consists of its interests in its majority-owned subsidiaries, which do not conduct investment company businesses, and other assets that are not investment securities.

Investment Advisers Act

Although some of the Company’s equity investments may be considered securities for purposes of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), its activities do not bring it within the definition of “investment adviser” in that Act. Section 202(a)(11) of the Investment Advisers Act generally defines an “investment adviser” as “any person who, [i] for compensation, [ii] engages in the business of [iii] advising others . . . as to the advisability of investing in, purchasing, or selling securities.” In order to be deemed an investment adviser, a person must satisfy each of the three elements of the definition.

The Company is not an investment adviser because—among other reasons—it does not advise others as to securities and therefore does not satisfy the third element of the definition. In particular, while the Company may decide to purchase or sell securities from time to time, it makes those decisions for its own benefit using its own assets, as opposed to doing so on behalf of third parties. As has long been recognized by the Staff, an operating company’s management of its own assets does not constitute the provision of advice to others.7 Indeed, to conclude otherwise would mean that every operating company that temporarily invests its working capital in money market funds or investment grade bonds or that makes a venture investment would be an investment adviser subject to registration under the Investment Advisers Act.8

5.	We note your response to comment 26 and we reissue our comment in part. We note that you recently acquired Blue Fire Capital, a proprietary trading firm specializing in providing two-sided liquidity for digital assets, that you are willing to make markets across numerous cryptocurrencies and digital assets and that your proprietary trading platform facilities these services. In the appropriate section of your prospectus, please describe in greater detail the procedures you follow to avoid providing exchange services and a trading system for digital securities. Please also revise your risk factor disclosure to describe related risks and the limitations of any policies and procedures you have in this regard.

7 See, e.g., CenturyLink Investment Management Company, SEC No-Action Letter (Dec. 8, 2016); MEAG MUNICH ERGO, SEC No-Action Letter (Feb. 14, 2014); Allianz of America, Inc., SEC No-Action Letter (May 25, 2012); Zenkyoren Asset Mgmt. of America Inc., SEC No-Action Letter (June 30, 2011).

8 As noted in our prior response, the Company’s asset management subsidiary, GDCM LP, does provide advice to others with respect to securities, but it is registered with the SEC as an investment adviser and therefore is permitted to do so.

January 4, 2022	6

U.S. Securities and Exchange Commission

Blue Fire Capital is a proprietary trading firm transacting on third-party digital asset exchanges. Because Blue Fire Capital only engages in such proprietary trading, it does not meet the definition of “exchange” under Section 3(a)(1) of the Exchange Act or Rule 3b-16 thereunder, even if some of the digital assets it trades may be securities. To meet the “exchange” definition, a person must operate a marketplace or facility that “brings together the orders for securities of multiple buyers and sellers” and “uses established, non-discretionary methods . . . under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.” As it trades only for its own account on a purely discretionary basis, rather than matching orders of third parties according to a ruleset, Blue Fire Capital does not meet the definition of “exchange.”

Blue Fire Capital also does not operate a trading system. An “alternative trading system,” which is defined under Regulation ATS, is a person that meets the definition of “exchange” but is exempted from full-scale exchange regulation through compliance with Regulation ATS. If a person is not operating an exchange in the first place, by definition it is not operating a trading system (alternative or otherwise).

As a result, Galaxy does not believe there is a meaningful risk that Blue Fire Capital could be viewed as operating an exchange or trading system, and so does not believe additional risk factor disclosure is necessary for investors.

6.	We note your disclosure on page 34 that you actively participated in the research and development of applications with strong adoption signals, such as non-fungible tokens ("NFTs"). We also note your disclosure on page 316 that Galaxy Digital Holding LP co- founded Candy Digital, Inc., a sports NFT company that is working with Major League Baseball to create an ecosystem to buy, trade and share officially licensed baseball content NFTs. Please provide disclosure regarding Candy Digital in your summary section and revise your disclosure to provide:

●	A complete description of the NFTs you or Candy Digital have developed or are developing; and

●	Your legal analysis explaining whether the NFTs you or Candy Digital develop are securities as defined in Section 2(a)(1) of the Securities Act. Your analysis should specifically address the distinct characteristics of each NFT you or Candy Digital have developed, or are developing, and how those characteristics affect your conclusions, as well as secondary trading and the larger ecosystem. In responding to this comment, please also address Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir. 1977).

Although Galaxy participated in the founding of Candy Digital, Inc., now Candy Digital, LLC (“Candy Digital”), Galaxy is a minority investor in Candy Digital, which is majority-owned by Fanatics Holdings, Inc. Galaxy is not involved in operating the Candy Digital NFT platform. Galaxy does not actively participate in the minting, marketing or sale process of Candy Digital NFTs, and Galaxy does not otherwise currently mint, market or sell NFTs in the ordinary course. Galaxy has purchased NFTs and may in the future engage in NFT activities. In response to the Staff’s comment, Galaxy has revised the disclosure on page 27 and has added a description of Candy Digital’s business on page 277. Galaxy’s legal analysis is set forth below.

January 4, 2022	7

U.S. Securities and Exchange Commission

As described in the disclosure introduced on page 277, Candy Digital sells officially licensed digital collectibles in the form of NFTs on its proprietary NFT platform. Similar to physical trading cards, Candy Digital NFTs depict licensed images and marks; Candy Digital sells NFTs that contain images of Major League Baseball (“MLB”) players, MLB stadiums, player jerseys, World Series memorabilia and college athletes. Certain Candy Digital NFTs also take advantage of NFTs’ digital properties and feature video animations, such as a video depiction of the “Play of the Day” selected by the MLB. Most of Candy Digital’s NFTs are priced for a fixed amount of $100 or less, although some Candy Digital NFTs have been sold via auction; the proceeds of some auctions have been distributed to charities. Some Candy Digital NFTs are accompanied by physical assets or experiential rights, such as player signatures, or the right to participate in real-world events, such as in-stadium attendance. Collectors are informed prior to purchase of the physical components that may accompany a Candy Digital NFT. Candy Digital expects to launch a secondary marketplace for trading NFTs in the first quarter of 2022. Candy Digital earns a fixed fee on resales of its NFTs on certain third-party secondary marketplaces and will earn a fee on resales on its own secondary marketplace. Candy Digital does not provide or guarantee liquidity on any secondary marketplace or guarantee any particular pricing. At the time of sale of any particular Candy Digital NFT, the NFT is fully developed. Candy Digital does not add or promise to add any additional features after sale of an NFT, and it is not further developing its platform in any way that is designed to increase the value of any particular NFT. Candy Digital also does not provide any assessments or recommendations regarding when to buy or sell NFTs or if so at what price.

In general, Candy Digital uses blockchain technology to deliver fans collectibles in the form of NFTs, and in this respect its NFT offering is simply an exciting new way for sports memorabilia enthusiasts to enjoy a venerable pastime. The trading of baseball cards predates the passage of the Securities Act by almost half a century, and the drafters of that act did not see fit to include baseball cards among the enumerated items in the definition of “security.” Nor to our knowledge has any court or the SEC deemed baseball cards to be securities. Further, Galaxy does not believe that Candy Digital’s NFTs should be considered securities by virtue of being “investment contracts,” because its NFTs do not satisfy the essential elements of the Howey test.

Most importantly, holders of Candy Digital NFTs have no reasonable expectation of profits based primarily on the efforts of others within the meaning of Howey, because collectors buy and trade them for enjoyment—a consumptive use—and do not rely on Candy Digital to engage in efforts to increase the value of their NFTs. The value of a Candy Digital NFT derives from collectors’ interests and tastes in collecting sports memorabilia and the popularity of the player, stadium or object depicted by the NFT. Candy Digital does not have any impact on the tastes of this broader market. Candy Digital also does not use sales proceeds to further develop any already-sold NFTs, such that collectors would be contributing capital to an enterprise that would engage in efforts to increase the value of collectors’ NFTs or improve the functionality of the Candy Digital NFT platform.9

9 Cf. SEC, Strategic Hub for Innovation and Financial Technology, “Framework for ‘Investment Contract’ Analysis of Digital Assets” (Apr. 3, 2019) (the “Digital Asset Framework”), available at: https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets (“Where the network or the digital asset is still in development and the network or digital asset is not fully functional at the time of the offer or sale, purchasers would reasonably expect an AP to further develop the functionality of the network or digital asset (directly or indirectly). This particularly would be the case where an AP promises further developmental efforts in order for the digital asset to attain or grow in value.”).

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U.S. Securities and Exchange Commission

The Supreme Court has contrasted a Howey expectation of profit with use of an item for consumptive purposes: “when a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply.”10 Candy Digital provides a digital means for collectors and sports fans to participate in the sports collectibles market, a market that has been broadly open to the public for more than 150 years, and which is marked by engagement among sports fans who purchase collectibles to display and enjoy. Although as with any category of collectible, some purchasers will hope their acquisitions increase in value, that is by no means their primary purpose.11 This is underscored by Candy Digital’s marketing and presentation of its NFTs, which focus on their consumptive value as collectibles.12 Candy Digital’s website, for example, explains what the NFTs are as follows: “A non-fungible token (NFT) is a unit of data stored on a blockchain that certifies a digital asset to be unique and therefore not interchangeable. NFTs can be used to represent unique ownership of photos, videos, audio, and other types of digital files. Candy creates NFTs as digital collectibles.”13 This presentation (which is typical of Candy Digital’s marketing generally) makes no mention of any potential appreciation or returns. Similarly, Candy Digital notes on its website that it offers NFTs for “the casual collector and fan” and that the NFTs cost “around the same price as a pack of baseball cards.”14 Not only does Candy Digital not market its NFTs as investments, or promote them on the basis of potential price appreciation or profits for holders, but Candy Digital’s terms of use explicitly describe the NFTs as collectibles with no inherent or intrinsic value.

In addition, Candy Digital’s NFTs do not involve a “common enterprise.” Because each Candy Digital NFT is distinct,15 with a monetary value that depends upon its specific characteristics and the related effects of market forces, the fortunes of holders of different Candy Digital NFTs are divorced from one another, from the success of Candy Digital, and from the overall enterprise. Nor is one purchaser’s Candy Digital NFT pooled with any other purchaser’s. Although we understand the Commission does not treat the presence of a common enterprise as a distinct element of the term “investment contract,”16 these factors mean that there is no common enterprise within the meaning of Howey.

Gary Plastic and Abrahamson v. Fleschner do not change this analysis. The court in Gary Plastic found that a traditional investment product that is not a security (bank certificates of deposit (“CDs”)), when packaged by a broker-dealer along with additional features including expert sourcing of the most attractive CDs and otherwise-unavailable secondary market liquidity, may form part of an arrangement that constitutes an investment contract. The Candy Digital NFTs are not such arrangements. Investors in Gary Plastic relied on a broker-dealer to select the best CDs for investment purposes, and also relied on its guarantee that investors could obtain secondary market liquidity at any time—allowing the investors to lock in gains through the broker-dealer’s provision of secondary market liquidity.17 Candy Digital does none of these things—it sells digital representations of sports ephemera, not investments; collectors select their collectible purchases on their own, and are not guaranteed liquidity at any time, even if it may be available on a secondary market that Candy Digital facilitates. Each of the following factors further distinguishes Gary Plastic:

•	First, the assets at issue in Gary Plastic were bank CDs—financial instruments that are intended to provide an economic return and are not securities solely because they are issued by banks under a separate regulatory regime. Items of sports memorabilia, in contrast, are amusements that would not be investment securities absent a special exemption.

•	Second, Candy Digital does not recommend particular NFTs nor promote its platform as screening for the most attractive NFTs, in the manner the broker-dealer in Gary Plastic promoted its CD sales platform.

10 United Hous. Found., Inc. v. Forman, 421 US 837, 852-53 (1975); see also The Ticket Reserve, Inc., SEC No-Action Letter, 2003 WL 22195093, at *4 (Sep. 11, 2003) (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

11 The Ticket Reserve, Inc., SEC No-Action Letter, 2003 WL 22195093, at *4 (Sep. 11, 2003) (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

12 Cf. Digital Asset Framework (noting that a digital asset is more likely to be an investment contract when “[t]he potential profitability of the operations of the network, or the potential appreciation in the value of the digital asset, is emphasized in marketing or other promotional materials.”). Here, we note that there is some overlap in the analysis of whether an NFT or other instrument involves an “investment” and whether it involves an “expectation of profit.” In general, those two elements involve a similar analysis in cases where an instrument is of consumptive value – there is neither an expectation of profit nor an investment by the purchaser, because the item is not purchased primarily for returns, but for usage.

13 Candy Digital, What Is an NFT? https://candydigital.zendesk.com/hc/en-us/articles/4407464210843-What-is-an-NFT-

14 Candy Digital, How much do Candy NFTs cost? https://candydigital.zendesk.com/hc/en-us/articles/4407471465243-How-much-do-Candy-NFTs-cost-.

15 Although multiples of a particular type of Candy Digital NFT may be sold, each of those NFTs has a unique identifier (like a serial number) that may impact value because certain collectors may value an NFT with a value earlier in the series, similar to lithographs and other collectibles.

16 See Digital Asset Framework at note 10.

17 Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc, 756 F.2d 230, 240 (2d Cir. 1985).

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U.S. Securities and Exchange Commission

•	Third, while it is true that Candy Digital expects to facilitate a secondary market in the NFTs it sells, it does not expect to itself repurchase any NFTs and does not guarantee that secondary liquidity will exist, as the broker-dealer in Gary Plastic did.

•	Finally, neither Candy Digital nor any third-party market operator is introducing secondary liquidity to an asset class where it could not previously be found, as did the broker-dealer in Gary Plastic. Baseball cards and other sports memorabilia have been traded for generations—and at least for 25 years through popular Internet platforms, none of which is registered as a securities exchange.

Abrahamson v. Fleschner does not consider whether an asset is a security but whether a person is an investment adviser under the Investment Advisers Act. To the extent the Staff may be concerned that Candy Digital is acting as an investment adviser, because Candy Digital NFTs are not securities, any advice Candy Digital renders about its NFTs could not render it an investment adviser under the Investment Advisers Act. And in any event, unlike the general partners in Abrahamson, Candy Digital does not make recommendations to potential collectors about which NFTs to purchase, and so would not be acting as an investment adviser even if the NFTs were securities.

7.	Please revise to provide greater disclosure regarding the business conducted by the companies that you have acquired, including DrawBridge Lending, Blue Fire Capital and Vision Hill Group. Please revise to disclose the specific products offered by each business, provide a description of each product and explain how each product works. To this end, we note that DrawBridge Lending appears to have several "Digital Investing" and "Digital Lending" products.

Galaxy has revised the disclosure on pages 288-289 in response to the Staff’s comment.

8.	We note you refer to the "Reorganization" throughout the registration statement. Please define this term where it is first used in your prospectus.

Galaxy has revised the disclosure on page i in response to the Staff’s comment.

Basis of Financial Statement Presentation, page i

9.	We acknowledge your response to prior comment 6. As it appears that Galaxy Digital, Inc. was formed in part to complete your redomicile from the Cayman Islands to Delaware and to complete your reorganization of entities under common control as well as to complete the acquisition of BitGo Holdings, Inc. it cannot have been formed solely for the completion of a business combination and does not meet the definition of a Business Combination Related Shell Company as stipulated in Rule 305 of Regulation C. As a result, please provide audited financial statements of Galaxy Digital, Inc. and revise this disclosure accordingly in your next amended submission.

A “business combination related shell company” is defined in Rule 405 under the Securities Act as a shell company that is formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction among one or more entities other than the shell company, none of which is a shell company.

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U.S. Securities and Exchange Commission

The redomiciliation of GDHL from the Cayman Islands to Delaware and the related reorganization of GDHL and Galaxy Digital Holdings LP (“GDH LP”) are both steps that Galaxy is required to take as conditions to consummating the BitGo Acquisition per the terms of the Merger Agreement. Specifically, Galaxy is required to complete the “Parent Restructuring” (as defined in the Merger Agreement), which includes all of the redomiciliation and restructuring steps described in the Registration Statement, pursuant to Section 2.01 of the Merger Agreement, and Section 10.01(i) provides that consummation of the redomiciliation at the effective time therefor, which must be before the effective time of the BitGo Acquisition, is a condition to the consummation of the BitGo Acquisition. GDI was formed by GDHL, an entity that is not a shell company, for the sole purpose of satisfying the terms of the Merger Agreement and completing the business combination transaction between GDHL and BitGo, neither of which is a shell company. Therefore, pursuant to Section 1160.1 of Division of Corporation Finance Financial Reporting Manual, GDI’s audited financial statements have been omitted from the Registration Statement.

Industry and Market Data, page ii

10.	We note the changes made in response to prior comment 7, including the statement that investors "are cautioned not to give undue weight" to industry and market data that you present. Please revise to clarify that you are liable for all the information you include in your registration statement.

Galaxy has revised the disclosure on page iii in response to the Staff’s comment.

Prospectus Summary, page 23

11.	Please revise your summary to disclose the nature of Galaxy and BitGo's custody services and use of segregated accounts and disclose the crypto assets under custody at the end of each reporting period. In addition, please tell us the maximum amount of crypto assets held in custody for Galaxy and BitGo's customers during each reporting period.

Galaxy has revised the disclosure on page 24 in response to the Staff’s comment. In addition, Galaxy further submits to the Staff that Galaxy does not custody its customers’ digital assets itself, but rather such digital assets are held at third-party custodians or held in third-party segregated accounts. The maximum amount of crypto assets held in custody for BitGo’s customers during the year ended December 31, 2020 and the nine month period ended September 30, 2021 was $15,329,782,395 and $45,286,132,244, respectively.

12.	We note your disclosure under the heading "Government Regulation," beginning on page 268, describing the regulatory regimes to which Galaxy is subject. Please revise your summary to summarize the extensive regulatory regimes to which Galaxy and BitGo are subject to and the risks and uncertainties inherent in your business.

Galaxy has revised the disclosure on pages 37-39 in response to the Staff’s comment.

Overview of the Proposed Transactions, page 36

13.	We note the revisions made in response to prior comment 11. Please revise to ensure that the form of ownership or control is identified for every direct relationship illustrated on the diagrams. Please also revise your chart to disclose the existing Galaxy operating subsidiaries. Please make conforming changes where the diagrams are presented elsewhere in the registration statement.

Galaxy has revised the disclosure on pages 39, 41, 147 and 150 in response to the Staff’s comment. Galaxy advises the Staff that it has omitted the names of certain subsidiaries that are immaterial to its operations, none of which would constitute a “significant subsidiary” as such term is defined in Regulation S-X Rule 1-02(w).

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U.S. Securities and Exchange Commission

 The Meeting, page 45

14.	We are still assessing your response to prior comment 12 and may have further comments at a later date.

Noted.

Risk Factors, page 57

15.	Please revise your custody-related risk factors in this section to provide risk factor disclosure regarding the impact an evolving regulatory landscape related to custody of customers’ crypto assets may have on your operations and financial statements.

Galaxy has revised the disclosure on page 140 in response to the Staff’s comment.

16.	Please expand your risk factor disclosure with respect to Galaxy and BitGo's custodying of customers’ crypto assets to include quantification of digital assets under custody, types of storage utilized (hot or cold) and related risks, level of insurance coverage for theft or loss, and risk associated with transferring assets.

Galaxy has revised the disclosure on pages 88 and 139-140 in response to the Staff’s comment.

17.	Please provide us a detailed analysis how your KYC and onboarding processes are designed to prevent offers and sales of some digital assets or other products and services in the United States or to U.S. persons. Please specifically address steps you are taking to ensure that persons in the U.S. cannot circumvent your restrictions. Please also describe in a separate risk factor the specific risks if U.S. customers circumvent your KYC and other restrictions.

Galaxy provides services to institutional and high net worth customers. All of these customers must complete its comprehensive screening and onboarding processes, including extensive know-your-customer (“KYC”), anti-money laundering, and economic sanctions screening, before receiving any services or trading with Galaxy.

Unlike services that perform KYC on customers through automated, app-based systems, our customer onboarding processes is high-touch, involving diligence conversations with potential clients and counterparties, the collection of detailed information about these clients and counterparties, their business, and the specific legal entities with which we will interact. The information collected includes the potential client or counterparty’s registered and physical address, personal identifying information and obtaining representations as to their status as U.S. citizens, residents, or otherwise as U.S. persons. We also review trading activity as part of our ongoing compliance program to ensure that trading activity is consistent with the intended, communicated purpose stated by the counterparty. We do not, for example, rely only upon customer IP address information to determine their U.S. person status.

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U.S. Securities and Exchange Commission

If Galaxy were to identify an inconsistency in a customer’s status as a non-U.S. person, such as detecting that a customer previously approved as a non-U.S. person is actually located in the United States or engaging in trading activities from the United States, or detected potentially suspicious activity based on the customer’s trading activity, we may cease trading with the customer while the customer’s status was investigated. We may also file a suspicious activity report if we believe that false or misleading information was provided by the counterparty, in accordance with under our BSA AML program.

As a result of Galaxy’s extensive screening, onboarding and monitoring processes and the fact that its client and counterparty base comprises primarily institutional and high net worth (as opposed to retail) customers, Galaxy does not consider the possibility that a U.S. customer could circumvent its KYC and other restrictions to be likely enough to warrant a separate risk factor in the Registration Statement, however Galaxy has revised the disclosure on page 100 of the Registration Statement in response to the Staff’s comment.

The Proposed Transactions—the Second Merger and the BitGo Acquisition
Background To the BitGo Acquisition, page 171

18.	We note your response to prior comment 15 regarding the material terms of the all-cash offer for a proposed acquisition of BitGo by Company A. We may have further comment based on disclosure you include in a subsequent submission.

BitGo has informed Galaxy that communications between BitGo and Company A are ongoing with respect to BitGo’s request to Company A that Company A waive BitGo’s confidentiality obligations and consent to BitGo’s disclosure to Galaxy of, and for Galaxy to describe in the Registration Statement, the material terms of the all-cash offer for a proposed acquisition of BitGo by Company A referenced on page 177. In the event that Company A provides such waiver and consent, appropriate disclosure will be included in a subsequent submission of a revised draft of the Registration Statement.

To the extent that Company A does not provide such waiver and consent, Galaxy respectfully directs the Staff to Galaxy’s response to prior comment 15 as set forth in Galaxy’s response letter to the Staff submitted on November 12, 2021. Specifically, that Company A had terminated all discussions between Company A and BitGo regarding a potential business combination on October 28, 2020, which date was over fourteen months from the date of this response letter, approximately three and a half months prior to BitGo’s receipt of the initial proposed non-binding letter of intent from Galaxy, and more than six months prior to the BitGo Board’s approval of the Merger Agreement with Galaxy. Galaxy advises the Staff that BitGo has informed Galaxy that, due in substantial part to the foregoing factors, the terms of the proposed acquisition of BitGo by Company A were not a key consideration in, or even relevant at that point to, BitGo’s evaluation of Galaxy’s acquisition proposal or in the BitGo Board’s evaluation of the Merger Agreement and the BitGo Board’s decision to recommend the Merger and the Merger Agreement to BitGo’s stockholders. Thus, Galaxy respectfully submits to the Staff that BitGo has communicated to Galaxy that BitGo does not believe the terms of the all-cash offer submitted to BitGo by Company A in September 2020 would be material to BitGo’s stockholders in deciding whether to vote to approve the Merger and the Merger Agreement with Galaxy.

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U.S. Securities and Exchange Commission

Conditions to Completion of the Transaction, page 195

19.	We note your response to prior comment 19. If any of the conditions listed are not permitted to be waived by applicable law, please revise to specifically identify such conditions. In this regard, we note without limitation that conditions to completion of the Transaction include obtaining certain shareholder approvals and the effectiveness of the registration statement.

Galaxy has revised the disclosure on pages 201-202 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Galaxy Digital
Our Business, page 203

20.	Please disclose the business risks and challenges related to your digital asset mining operations, including any known trends or uncertainties that are reasonably expected to have a material impact on your results of operation or financial condition. Please also revise your Risk Factors section by describing the attendant risks.

Galaxy has revised the disclosure on pages 81-82 and 212 in response to the Staff’s comment.

Non-GAAP Financial Measures, page 207

21.	We are still assessing your response to prior comment 21 and may have further comments at a later date.

Noted.

Information About Galaxy Digital
Our Products and Services, page 243

22.	We note your response to prior comment 27 regarding your activities related to lending and borrowing of cryptocurrencies and digital assets. Please expand your disclosure on page 245 to address the following:

•	Describe the purpose of the digital assets loans you originate and your borrowings, including how the lent or borrowed digital assets are used;

•	Describe the general terms of the loans you originate and your borrowings, including without limitation any restrictions on the use of the lent or borrowed digital assets;

•	Disclose whether you limit the amount of the loans that you may originate for both unsecured and secured digital assets loans and, if so, describe such limits;

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U.S. Securities and Exchange Commission

•	Disaggregate the amount of your digital assets on loan and your digital assets borrowed by whether the loan is secured or unsecured, or advise;

•	Explain the reason for the increases in the amount of digital assets on loan and digital assets borrowed from December 31, 2019 to December 31, 2020, and disclose the amount of digital assets on loan and digital assets borrowed as of the latest most practicable date; and

•	Further describe the limits you place on the amount of digital assets borrowed and lent based on average daily volume depending on the loan-to-value of the loans and based on market events or catalysts.

Galaxy has revised the disclosure on page 269-270 in response to the Staff’s comment.

23.	We note your revised disclosure in response to comment 29 that the correlation of GDT’s results to the values of cryptocurrencies and digital assets can vary significantly and that GDT’s counterparty-facing trading activities, while impacted at times by the underlying values of cryptocurrencies and digital assets, can also result in profitmaking during periods of elevated volatility that would drive prices higher or lower. In an effort to balance your disclosure, please revise to clarify that GDT's counterparty-facing trading activities can result in losses.

Galaxy has revised the disclosure on page 268 in response to the Staff’s comment.

24.	We note your response to prior comment 30. Please expand to disclose the number of trading counterparties and institutional clients who access or use your trading platform.

Galaxy has revised the disclosure on page 268 in response to the Staff’s comment.

25.	We note your response to prior comment 32 that you may in the future engage in staking mining, or other validation activities for other cryptocurrencies. Please ensure that you describe all the material business activities in which you engage in or intend to engage in your Business section or its equivalent.

Galaxy has confirmed that the Registration Statement includes a description of all material business activities in which it engages or intends to engage.

26.	We note your disclosure that you are engaged in bitcoin mining operations, and your response to comment 32 that Galaxy may in the future engage in staking mining, or other validation activities for other cryptocurrencies. Please clarify what digital assets you mine and how you hold, store, and maintain custody of mined digital assets, as well as whether you intend to hold or monetize the mined digital assets.

Galaxy has revised the disclosure on pages 275-276 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

Certain U.S. Federal Income Tax Considerations, page C-48

27.	We note the revisions you have made in response to prior comments 34 and 35. Please make conforming changes to the disclosure in the Management Circular and elsewhere in your registration statement as appropriate.

Galaxy has revised the disclosure on page C-49 in response to the Staff’s comment.

Index to Financial Statements, page F-1

28.	We acknowledge your response to prior comment 38. Please confirm that BitGo security holders were provided financial statements prepared under GAAP for the year ended December 31, 2018 as appears to be implied by your response. If so, please provide those financial statements as required by Item 17(b)(7)(i) of Form S-4 or formally request a waiver of the required financial statements from the Division of Corporation Finance's Office of Chief Accountant by emailing your request to DCAOLetters@sec.gov.

Galaxy informs the Staff that BitGo security holders were provided financial statements prepared under GAAP for the year ended December 31, 2018. Galaxy has revised the disclosure on page F-160 in response to the Staff’s comment.

Galaxy Holding LP
Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies
Revenue Recognition, page F-12

29.	We note disclosure in the penultimate paragraph on page 244 that your team spends extensive time to electronically integrate access and information flow with centralized exchanges that are approved as your trading counterparties and platforms. Please more fully describe for us the parties to your trading platform and identify which ones are customers under ASC 606 and explain why or why not. In addition, provide more information on how your platform works by explaining the flow of digital assets in a typical sale transaction. As part of your response provide your principal versus agent analysis under ASC 606 supporting your assertion that you control digital assets that are accounted for as intangible assets before they are transferred to the customer and your evaluation of the related indicators. We are still assessing the remainder of your response to prior comment 39 and may have further comments at a later date.

Galaxy’s trading business, Galaxy Digital Trading (“GDT”), runs the trading platform. The counterparties to GDT’s trading platform are sophisticated institutional investors and high net worth individuals. GDT currently maintains approximately 690 trading counterparties who have access to GDT’s products and services.

GDT’s platform works by offering to buy and sell digital assets from and to its counterparties on a bilateral, principal basis. For example, if a GDT counterparty wants to sell a digital asset, GDT will in turn provide a quote (e.g. a bid in USD) for such digital asset. If the counterparty accepts GDT’s bid, then a binding agreement is created where the counterparty is obligated to send the digital asset directly to GDT and GDT is obligated to send USD directly to the counterparty at the agreed upon price and quantity. Accordingly, the transaction is finalized once both parties have completed their respective obligations. GDT may seek to offset its risk (i.e. the newly purchased digital asset) by selling such digital asset (or a comparable asset) on a centralized exchange (although this would not alter GDT’s obligation to its counterparty).

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U.S. Securities and Exchange Commission

ASC 606, Revenue from Contracts with Customers (“ASC 606”), defines a customer as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” As noted above, the parties are the trading counterparties and GDT provides them with the ability to buy and sell digital assets. GDT’s ordinary activities are making a market by buying and selling digital assets with its trading counterparties. In return, GDT receives consideration, which is the agreed upon price between GDT and the trading counterparty through the trading platform. As such, GDT’s customers under ASC 606 are the trading counterparties.

In concluding that we control the digital assets that are accounted for as intangible assets before they are transferred to our customers, we did not separately assess the principal-versus-agent guidance contained in ASC 606 as under the terms of our revenue contracts with our customers (e.g. the trading counterparties), we are the party solely responsible for delivering the promised good (e.g. the digital asset). Each of GDT’s revenue contracts is a bilateral agreement with a counterparty and the revenue contracts do not involve a third party. While GDT may enter into trades to offset digital asset price risk, this does not impact GDT’s promise to deliver the digital asset to the separately contracted counterparties.

Digital Assets, page F-13

30.	We are still assessing your response to prior comment 41 and may have further comments at a later date.

Noted.

Digital Asset Rollforward, page F-27

31.	Please address the following comments regarding the rollforwards you added in response to prior comment 42:

•	Revise the column headings for the beginning and end of period balances to indicate that the amounts presented are your carrying values not necessarily the fair value. In this regard, we note that the amounts presented tie to your balance sheets and indefinite-lived intangible assets are not carried at fair value.

•	Revise your disclosure to explain how your sales of indefinite-lived intangible assets is presented and how this reconciles to your statement of operations. In this regard, for example, it is apparent from your statement of operations for 2020 that your gross profit on digital asset sales is $715,144,000 ($9,559,690,000 in revenues minus $8,844,546,000 in cost), yet this amount does not agree with the $745,219,000 gain reflected in the "Change in Fair Value" column of the rollforward. In your response, explain why apparently $30,075,000 of the $260,231,000 net gain on digital assets presented in your 2020 statement of operations results from indefinite-lived intangible assets.

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U.S. Securities and Exchange Commission

Galaxy has revised the disclosure on page F-69 in response to the Staff’s comment.

In response to the Staff’s comment, we have updated the column headings for the beginning and end of period balances on the Digital Asset Rollforward to indicate that the amounts presented are carrying values. We have also added a footnote to the rollforward to explain how “Net gains and losses on digital assets” applies to digital assets classified as indefinite-lived intangible assets.

Galaxy advises the Staff that “Net gains and losses on digital assets” may be generated as the result of borrowing arrangements with counterparties. When the company borrows digital intangible assets, the obligation to return the digital intangible assets was determined to contain an embedded derivative which is recognized and subsequently measured at fair value. The value of the digital intangible assets borrowed is accounted for following the guidance for indefinite-lived intangible assets in ASC 350-30, Intangibles – Goodwill and other. That is, Galaxy measured the digital intangible assets at cost less impairment. When the obligation is extinguished, both the digital intangible asset borrowed and the corresponding liability are derecognized. The carrying value of the liability returned (including the associated embedded derivative) is generally greater than that of the carrying value of the digital intangible asset, resulting in a net gain on digital assets. Through the nine months ended September 30, 2021, this amount was approximately $900 million, as a result of growth in Galaxy’s borrowings and price volatility of the digital intangible assets borrowed. As of October 1, 2021, Galaxy implemented a hedge accounting program in which the bifurcated embedded derivative associated with the borrowing has been designated as the hedging instrument for the digital intangible assets borrowed, in a fair value hedging relationship. At the commencement of the hedging relationships, the borrowed digital intangible assets will be qualifying digital intangible assets will be measured at fair value. The change in fair value of the hedged assets will be recorded in “Net gains or losses on digital assets” and will offset the change in fair value associated with the bifurcated embedded derivative present in our digital intangible asset borrowings, within the same income statement line item.

Note 5: Digital Assets on Loan and Borrowed
Digital Assets on Loan, page F-28

32.	We are still assessing your response to prior comment 44 and may have further comments at a later date.

Noted.

Note 20: Reportable Segments Mining, page F-50

33.	On page 250 you indicate that your mining operations work in partnership with third-party data center providers to host your proprietary bitcoin mining equipment. Please tell us whether you are a mining pool operator or participate in mining pools with these data centers or others. Separately tell us how you intend to account for the revenues to be earned and expenses to be incurred in these operations and reference for us the authoritative literature you rely upon to support your accounting.

Galaxy advises the Staff that it does not operate a mining pool. Rather, Galaxy contributes computing resources (i.e., processing power) to mining pools with other digital asset miners for the purpose of validating blockchain transactions to generate returns. The returns generated from mining operations are comprised of (1) transaction fees paid by blockchain participants for successfully validating transactions that are grouped together and committed to the blockchain (a “block”), and (2) newly-created digital assets (referred to as “block rewards”) which are issued by the blockchain network as a part of successfully mining a block. In a mining pool, the returns generated by the group of miners are allocated to individual contributors based on specialized protocols; generally in proportion to the computing power contributed to the mining pool over a period of time.

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U.S. Securities and Exchange Commission

The revenue generated from participating in mining pools is currently immaterial to the Company’s financial statements, comprising $3.9 million in revenue for the period ended September 30, 2021. While mining operations are currently immaterial to the Company, Galaxy anticipates that this revenue stream will be an area of growth over the coming years. The accounting for these activities is an area of significant complexity, and Galaxy continues to evaluate its accounting and reporting policies associated with revenues generated from participating in mining pools. Notwithstanding, we have considered the following framework to assess the appropriate accounting for these activities.

Galaxy first determines whether the contribution of computing resources to the mining pool represents a lease under ASC 842, Leases (“ASC 842”). Based on Galaxy’s analysis for existing mining pool arrangements, it appears unlikely that Galaxy provides the mining pool with a right to direct the use of its computing resources. If a lease is not present, Galaxy considers whether the transaction represents a contract with a customer under ASC 606, Revenue from contracts with customers (“ASC 606”). There is significant judgement in assessing who, if any party, is a customer under ASC 606. However, regardless of whether the mining pool operator or the blockchain network is determined to be a customer, Galaxy applies the principles in ASC 606 for determining the timing and amount of revenue to be recognized (either directly or by analogy). Following the guidance in ASC 606-10-32-21 for noncash consideration, this results in Galaxy recognizing the consideration received (i.e., the distribution of digital asset rewards from the mining pool operator) at its fair value when we receive the digital assets from the mining pool. This is not materially different from contract inception, which is when the underlying blockchain algorithm is solved by the mining pool and Galaxy is entitled to share of the rewards generated by the mining pool and a verified transaction is transferred to the blockchain.

Revenues and expenses associated with the operations of Galaxy’s mining business, such as equipment depreciation and hosting fees including electricity costs, are currently immaterial and are recorded as a part of Other (expense)/income, net.

BitGo Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 1: Description of Business, page F-61

34.	We are still assessing your response to prior comment 47 and may have further comments at a later date.

Noted.

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U.S. Securities and Exchange Commission

Note 2: Summary of Significant Accounting Policies
Digital Intangible Asset Loans, page F-62

35.	In your response to prior comment 46 you indicate that when you lend digital intangible assets that you borrowed, you are unable to derecognize the digital intangible assets from your balance sheet. In this policy note you disclose that you retain legal ownership title to the loaned assets and that derecognition criteria have not been met. Please provide us your analysis supporting retention of the indefinite-lived intangible assets underlying your loans on your balance sheet and reference for us the authoritative literature you rely upon to support your accounting. In your response:

•	Tell us why retention of legal title appears to be the sole determinative factor as to whether control of the underlying digital assets has been retained.

•	Tell us why your debtors would enter into loan agreements whereby they do not control the digital asset borrowed and apparently cannot enjoy the benefits associated with the right to use the underlying assets.

BitGo evaluates its activities associated with the lending of digital intangible assets pursuant to ASC 350-10-40-1 and ASC 350-10-40-3, which references the derecognition guidance on nonfinancial assets in ASC 610-20-25-1 and 610-20-25-5 to 25-7 as well as ASC 606, as appropriate, regarding the transfer of control framework.

Upon execution and acceptance of a lending request, the criteria for identifying a contract in ASC 606-10-25-1 are met. In evaluating whether the borrower has obtained control of the loaned digital intangible assets, BitGo considered the principles provided in ASC 606-10-25-25, the indicators included in ASC 606-10-25-30 and the guidance within ASC 606-10-25-68 and ASC 606-10-25-70.

BitGo observes that the borrowers have the right to use the loaned digital intangible assets during the term of the lending arrangements. For example, a borrower may sell, on-lend, or otherwise encumber the loaned digital intangible assets. When digital intangible assets are loaned to a counterparty, the borrower has assumed certain risks and rewards associated with the use of the borrowed digital intangible assets. For example, the borrower is subject to the risk associated with (1) any subsequent transactions entered into with the borrowed digital intangible assets, and (2) hack, theft or fraud of the digital intangible assets. As such, BitGo observes that these factors may indicate that the borrower may have obtained control of the loaned digital intangible assets. However, within the context of the immediate lending arrangement with BitGo, the borrower may not be exposed to the price changes of the underlying digital intangible assets. That is, the borrower has economically received the borrowed digital intangible assets, with a corresponding obligation to return the same number and type of digital intangible assets. As such, absent other transactions that the borrower may or may not execute with third parties, the borrower could be economically neutral with respect to any subsequent changes in the price of the digital intangible assets borrowed.

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U.S. Securities and Exchange Commission

Further, under the terms of BitGo’s lending arrangements, BitGo retains the right to put the loans (or, in effect, call the digital intangible assets loaned) to the borrower at BitGo’s discretion. Likewise, the borrower retains a right to call the loan (or, in effect, put the digital intangible assets borrowed) that is exercisable at their discretion. Under the terms of these call and put rights, the digital intangible assets borrowed are returned to BitGo in exchange for extinguishing the loan. No other assets are exchanged and other than the unpaid loan fees as disclosed on page F-65, there is no premium or discount associated with the exercise of the call or put options associated with the loan. Given that BitGo, as the lender, has a repurchase right associated with the digital intangible asset loaned, this indicates that control of the digital intangible asset has not been transferred to the borrower under ASC 606-10-55-68 and under ASC 606-10-55-70, derecognition of the intangible asset is prohibited.

Based on the analysis above and considerations given to the indicators in ASC 606-10-25-30 and the guidance in ASC 606-10-55-68 and 55-70, BitGo determined that the derecognition criteria have not been met. As such, BitGo reclassifies the digital intangible assets subject to these arrangements as “Digital Intangible Asset Loans” to indicate that such digital intangible assets are subject to the lending arrangements; however, the recognition and measurement of these assets continues to follow the model described for other digital intangible assets.

BitGo understands that borrowers frequently enter into such arrangements to obtain the ability to transact with third parties to sell, on-lend, or otherwise encumber the borrowed digital intangible assets during the term of the lending arrangement. However, within the context of the immediate lending transaction, BitGo has determined that the control framework afforded by ASC 606 does not indicate that such ability represents a transfer of control for accounting purposes.

*          *          *

Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Grant Block, Davidson & Company LLP
Carmen Newnham, Davidson & Company LLP
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP
Alexander Lazar, Sheppard, Mullin, Richter & Hampton
John R. Hempill, Sheppard, Mullin, Richter & Hampton

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